UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 5
ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
( ) Form 3 Holdings Reported
( ) Form 4 Transactions Reported
1. Name and Address of Reporting Person
   Nancy Lazara
   3901 7th Ave. South, Suite 200
   Seattle, WA  98108
2. Issuer Name and Ticker or Trading Symbol
   BRIAZZ, INC. (BRZZ)

3. IRS or Social Security Number of Reporting Person (Voluntary)

4. Statement for Month/Year
   12/01
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   ( ) Director ( ) 10% Owner (X) Officer (give title below) ( ) Other (specify below)
   Vice President Food
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7. Individual or Joint/Group Reporting (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security         |2.    |3.  |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                             |Transaction|  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                             |Date  |Code|                                  |  Beneficially     |(D)or |                           |
                             |      |    |                  | A/|           |  Owned at         |Indir |                           |
                             |      |    |    Amount        | D |    Price  |  End of Year      |ect(I)|                           |
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 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative   |2.Con   |3.   |4.  |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security              |version |Transaction rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                        |or Exer |Date |Code| rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                        |cise Pr |     |    | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                        |ice  of |     |    | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                        |Deriva  |     |    |               |Date |Expir|                    |       |ficially    |Ind|            |
                        |tive    |     |    |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                        |Secu    |     |    |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                        |rity    |     |    |  Amount   |   |ble  |     |                    |       |Year        |(I)|            |
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)      $4.70   6/7/01  A    19,842          (1) 6/7/11   Common Stock 19,842        19,842       D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $1,632
(Right to purchase)                                           (2) 11/1/07  Common Stock     25           25        D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $1,632
(Right to purchase)                                           (3) 11/13/07 Common Stock      9            9        D
____________________________________________________________________________________________________________________________________
Employee Stock Option    $1,800
(Right to purchase)                                           (4)  2/3/06  Common Stock     63           63        D
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Employee Stock Option
(Right to purchase)       $1.50                               (5) 11/1/09  Common Stock   2500         2500        D
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Employee Stock Option
(Right to purchase)       $1.50                               (6) 11/1/09  Common Stock    834           834       D
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Employee Stock Option
(Right to purchase)       $1.50                               (7)  1/1/09  Common Stock   5000          5000       D
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Employee Stock Option
(Right to purchase)       $1.50                               (8) 11/1/09  Common Stock 10,321        10,321       D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)       $6.00                               (9) 1/24/11  Common Stock  2,156         2,156       D
____________________________________________________________________________________________________________________________________
Employee Stock Option
(Right to purchase)       $1.50                              (10) 11/1/09  Common Stock  1,250         1,250       D
____________________________________________________________________________________________________________________________________

Explanation of Responses:

(1) The option becomes exercisable for 4,961 shares on each of the first two anniversaries of June 7, 2001 and for 4,960 shares on each of the next two anniversaries.

(2) The option became exercisable for 7 shares on November 1, 1998 and becomes exercisable for 6 shares on each of the next three anniversaries of that date.

(3) The option became exercisable for 3 shares on November 13, 1998, and becomes exercisable for 2 shares on each of the next three anniversaries of that date.

(4) The option became exercisable for 17 shares on February 3, 2000, for 16 shares on February 3, 2001 and for 15 shares on February 3, 2002 and becomes exercisable for 15 shares on February 3, 2003.

(5) The option became exercisable for 1250 shares on November 1, 1999, and becomes exercisable for 625 shares on each of the next two anniversaries of that date.

(6) The option became exercisable for 209 shares on November 1, 1999 for 209 shares on November 14, 1999, and for 208 shares on November 14, 2000 and becomes exercisable for 208 shares on November 14, 2001

(7) The option became exercisable for 1,250 shares on February 3, 2000 and for 1,250 shares on February 3, 2001 and becomes exercisable for 1,250 shares on each of the next two anniversaries of that date.

(8)  The option  became  exercisable  for 2581  shares on  November  1, 2000 and
     becomes   exercisable   for  2,580   shares  on  each  of  the  next  three
     anniversaries of that date.

(9) The option will become exercisable for 539 shares on each of the first four anniversaries of January 24, 2001.

(10) The option became exercisable for 313 shares on February 3, 2000 and for 313 shares on February 3, 2001, and becomes exercisable for 312 shares on each of the next two annivesaries of that date.


                               /s/ Nancy Lazara                      02/14/02
                               ----------------------------         -------
                             **Signature of Reporting Person          Date